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                             November 22, 2022

       David Rosenthal
       Partner
       Dechert LLP
       3 Bryant Park
       1095 Avenue of the Americas
       New York, NY 10036-6797

                                                        Re: Diffusion
Pharmaceuticals Inc.
                                                            PREC14A
                                                            Filed November 18,
2022
                                                            File No. 001-37942

       Dear David Rosenthal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your proxy statement.

       Preliminary Proxy Statement on Schedule 14A

       Cover Page

   1. We note the statement at the bottom of the cover page of the proxy statement, to the effect that shareholders can
consent to electronic delivery of proxy materials on the proxy card.
                                                        However, we are unable
to locate the referenced instructions on the form of proxy. Please advise or revise.
       General Information About the Annual Meeting and Voting
       How will my shares be voted?, page 5

   2. We note your statement on the proxy card that "if you mark a vote 'FOR' with respect to fewer than six
nominees, your shares will be voted 'FOR' those nominees as you instructed and any
remaining votes will be allocated to the Company's nominees for
 David Rosenthal
FirstName LastNameDavid Rosenthal
Dechert LLP
Comapany 22,
November  NameDechert
              2022      LLP
November
Page 2    22, 2022 Page 2
FirstName LastName
         director in the proxyholders' discretion." We also note the disclosure on page 6 of the proxy statement that states if an undervote occurs "your shares will only be voted 'FOR'
         those nominees you have so marked and any remaining votes on Proposal No.1 shall not be voted and will have the same effect as a vote to 'WITHOLD' for the other nominees."
         These statements are inconsistent. Please clarify. To the extent that you seek to use your discretion to allocate votes to the Company's nominees, describe with reasonable specificity how you will exercise your discretion in determining how to allocate those votes.
Additional Information Regarding Proposal 1 Voting, page 8

3. We note the statement that the "only way to support your Board's nominees is to vote
         'FOR ALL' your Board's nominees on the WHITE proxy card." However, we note your card does not have a "FOR ALL" option as permitted under Rule 14a-19(f). Please revise the disclosure accordingly.
Stockholder Proposals for 2023 Annual Meeting and Director Nominations, page 39

4. Include the disclosure required by Rule 14a-5(e)(4) regarding the deadline to provide notice of solicitation of proxies pursuant to Rule 14a-19 for Diffusion's next annual meeting.
Proxy Card, page 40

5. Please revise to identify the dissident nominee as John Ziegler MD as disclosed in the dissident's DFAN14A filed on November 17, 2022. See Rule 14a-19(e)(1).
6. See our comment above. We note your disclosure here that "If you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted by the named proxies as you instructed with respect to those nominees." However, on Proposal 1, you state that "if you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted
         'FOR' those nominees as you instructed and any remaining votes will be allocated to the
         Company's nominees for director in the proxyholders' discretion." Please revise to clarify these inconsistent statements and to describe how under votes will be allocated. Your revised disclosure should clarify that the Company will not exercise discretion where a shareholder marks "WITHHOLD" for nominees, even if that shareholder votes "FOR"
         fewer than six nominees.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Rosenthal
Dechert LLP
November 22, 2022
Page 3

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameDavid Rosenthal                         Sincerely,
Comapany NameDechert LLP
                                                          Division of
Corporation Finance
November 22, 2022 Page 3                                  Office of Mergers &
Acquisitions
FirstName LastName